Vancpharm

VANC Pharmaceuticals Inc.
Suite 810 – 789 West Pender Street
Vancouver, British Columbia V6C 1H2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 12, 2018.

NOTICE IS HEREBY GIVEN that the annual general meeting (the "**Meeting**") of VANC Pharmaceuticals Inc. (the "**Company**" or "**VANC**") will be held at 1000 – 925 West Georgia Street, Vancouver, British Columbia, on Friday, October 12, 2018 at 10:00 a.m. (Vancouver time) for the following purposes:

1. to receive the audited financial statements of the Company for the financial year ended December 31, 2017, together with the auditor's report thereon;
2. to elect directors of the Company for the ensuing year;
3. to re-appoint Davidson & Company LLP, Chartered Professional Accountants, as the Company's auditors for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the auditors for the ensuing year;
4. to consider and, if deemed advisable, to pass, an ordinary resolution to re-approve the Company's stock option plan (the "**Stock Option Plan**"), as more fully described in the accompanying management information circular dated September 13, 2018 (the "**Information Circular**"); and
5. to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting. A copy of the Stock Option Plan is available upon request to any shareholder of the Company at no charge, or may be inspected at the Company's registered office during normal business hours prior to the Meeting. Also accompanying this Notice are (i) a form of proxy or voting instruction form, and (ii) a financial statement request form.

Shareholders of the Company of record at the close of business on September 7, 2018, will be entitled to receive notice of and vote at the Meeting. Shareholders of the Company who are unable to attend the Meeting are requested to complete, sign, date and return the enclosed form of proxy indicating your voting instructions. A proxy will not be valid unless it is deposited at the office of Computershare Investor Services Inc., Attention: Proxy Department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. Alternatively, a proxy may be voted over the internet at www.investorvote.com, by facsimile within North America toll-free at 1-866-249-7775, or outside North America at 1-416-263-9524, or by telephone within North America toll-free at 1-866-732-8683, or outside North America at 1-312-588-4290. If you are not a registered shareholder of the Company, please refer to the accompanying Information Circular for information on how to vote your shares.

DATED at Vancouver, British Columbia, this 13th day of September, 2018.

BY ORDER OF THE BOARD OF DIRECTORS:

/s/ Bob Sukhwinder S. Rai
Bob Sukhwinder S. Rai, CEO and Director